Exhibit 99.1

INDIVIOR PLC

TRANSACTIONS IN OWN SHARES

May 29, 2024

INDIVIOR PLC ("Indivior") announces that on May 28, 2024, it purchased for cancellation the following number of its ordinary shares of $0.50 each through Morgan Stanley & Co. International Plc.

Ordinary Shares

Date of purchases:	May 28, 2024
Number of ordinary shares purchased:	17,702
Highest Price per share:	1,399.00
Lowest Price per share:	1,361.00
Volume Weighted Average Price per share:	1,389.02

Indivior intends to cancel all of the purchased shares.

All repurchases by Indivior are "On Exchange" transactions (as such term is defined in the rules of the London Stock Exchange) and "on market" for the purposes of the Companies Act 2006.

Following the above transaction and cancellation of the purchased shares, Indivior has 134,793,871 ordinary shares with voting rights in issue. There are no ordinary shares held in treasury.

The above figure (134,793,871) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Indivior under the FCA's Disclosure Guidance and Transparency Rules.

Aggregated information

Trading Venue	Aggregated volume (shares)	Volume weighted average price (p)
XLON	9,566	1,385.38
BATE	624	1,391.68
CHIX	6,594	1,392.68
AQXE	918	1,398.73
Contact:
Jason Thompson
Vice President, Investor Relations
1-804-402-7123

Transaction details

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Morgan Stanley & Co. International Plc on behalf of Indivior as part of the Share Repurchase Program is detailed below.

Time	Price (p)	Quantity	Venue	Reference
08:28:43	1,361.00	150	XLON	E0IwpEJAyTa2
08:28:43	1,361.00	318	XLON	E0IwpEJAyTa4
08:28:43	1,361.00	300	XLON	E0IwpEJAyTZf
08:28:43	1,361.00	234	XLON	E0IwpEJAyTZh
08:28:43	1,361.00	257	XLON	E0IwpEJAyTZj
08:28:43	1,361.00	88	XLON	E0IwpEJAyTZl
08:28:43	1,361.00	21	XLON	E0IwpEJAyTZn
08:28:43	1,361.00	534	XLON	E0IwpEJAyTZS
08:28:43	1,361.00	300	XLON	E0IwpEJAyTZt
08:28:43	1,361.00	257	XLON	E0IwpEJAyTZU
08:28:43	1,361.00	234	XLON	E0IwpEJAyTZw
08:28:43	1,361.00	66	XLON	E0IwpEJAyTZy
08:31:50	1,376.00	229	CHIX	2977838252995
08:42:38	1,379.00	211	XLON	E0IwpEJAyjUM
08:45:01	1,380.00	219	CHIX	2977838256455
08:47:36	1,379.00	246	XLON	E0IwpEJAynX4
08:52:21	1,385.00	234	XLON	E0IwpEJAyrJz
08:52:21	1,385.00	62	CHIX	2977838258102
08:52:21	1,385.00	151	CHIX	2977838258103
08:52:21	1,385.00	238	BATE	156728343738
08:52:21	1,384.00	247	CHIX	2977838258107
08:52:21	1,384.00	209	CHIX	2977838258108
09:02:45	1,387.00	471	CHIX	2977838260592
09:07:41	1,388.00	285	XLON	E0IwpEJAz7tv
09:07:41	1,388.00	372	CHIX	2977838261550
09:20:02	1,390.00	216	CHIX	2977838263923
09:24:17	1,389.00	238	CHIX	2977838264638
09:24:17	1,388.00	116	CHIX	2977838264646
09:24:17	1,388.00	110	CHIX	2977838264647
09:32:34	1,397.00	439	XLON	E0IwpEJAzXg3
09:32:34	1,397.00	421	CHIX	2977838266187
09:49:46	1,395.00	225	CHIX	2977838269555
09:49:49	1,394.00	233	BATE	156728352100
10:01:14	1,397.00	299	XLON	E0IwpEJAzw96
10:01:14	1,397.00	166	XLON	E0IwpEJAzw98
10:01:16	1,396.00	242	XLON	E0IwpEJAzwCe
10:05:18	1,397.00	242	CHIX	2977838272188
11:42:15	1,399.00	222	XLON	E0IwpEJB1DUB
11:42:15	1,399.00	209	CHIX	2977838289361
11:42:15	1,399.00	209	CHIX	2977838289362
11:42:15	1,399.00	209	CHIX	2977838289363
12:04:04	1,398.00	5	BATE	156728370012
12:04:04	1,398.00	218	AQXE	48627
12:27:55	1,396.00	448	CHIX	2977838296521
12:38:08	1,398.00	239	CHIX	2977838298221
12:53:11	1,398.00	27	AQXE	55657
12:53:22	1,398.00	203	XLON	E0IwpEJB1zTa
12:53:22	1,398.00	18	XLON	E0IwpEJB1zTU
12:53:22	1,398.00	1	XLON	E0IwpEJB1zTW
12:53:22	1,398.00	5	XLON	E0IwpEJB1zTY
12:56:45	1,398.00	101	CHIX	2977838301122
12:56:45	1,398.00	6	CHIX	2977838301123
12:56:55	1,398.00	1	CHIX	2977838301165
12:57:00	1,398.00	6	XLON	E0IwpEJB222X
12:57:34	1,398.00	24	XLON	E0IwpEJB22KR
12:57:34	1,398.00	6	XLON	E0IwpEJB22KV
12:59:05	1,398.00	47	XLON	E0IwpEJB23KZ
12:59:05	1,398.00	11	CHIX	2977838301523
13:14:34	1,399.00	200	XLON	E0IwpEJB2F5k
13:14:34	1,399.00	262	CHIX	2977838304174
13:14:34	1,399.00	211	CHIX	2977838304175
13:14:34	1,399.00	101	BATE	156728378787
13:14:34	1,399.00	7	AQXE	59236
13:14:34	1,399.00	8	AQXE	59237
13:14:34	1,399.00	6	AQXE	59238
14:27:42	1,399.00	224	XLON	E0IwpEJB3K6M
14:27:42	1,399.00	220	XLON	E0IwpEJB3K6O
14:27:42	1,399.00	215	CHIX	2977838318899
14:27:42	1,399.00	208	AQXE	74099
14:27:42	1,399.00	273	AQXE	74100
14:27:42	1,399.00	171	AQXE	74101
14:30:01	1,395.00	6	BATE	156728390585
14:31:05	1,398.00	82	XLON	E0IwpEJB3TDM
14:31:05	1,398.00	6	BATE	156728391006
14:31:08	1,398.00	82	XLON	E0IwpEJB3TQ5
14:31:08	1,398.00	107	CHIX	2977838320051
14:31:08	1,398.00	230	CHIX	2977838320052
14:31:08	1,398.00	35	BATE	156728391033
14:31:08	1,398.00	129	CHIX	2977838320053
14:34:22	1,395.00	84	CHIX	2977838321227
14:34:22	1,395.00	147	CHIX	2977838321229
14:34:23	1,395.00	3	CHIX	2977838321233
14:34:23	1,395.00	33	CHIX	2977838321234
14:38:23	1,395.00	128	XLON	E0IwpEJB3rCa
14:38:23	1,395.00	344	XLON	E0IwpEJB3rCc
14:38:23	1,395.00	9	XLON	E0IwpEJB3rCe
14:38:23	1,395.00	282	XLON	E0IwpEJB3rCg
14:38:23	1,395.00	481	XLON	E0IwpEJB3rCP
15:00:09	1,399.00	6	XLON	E0IwpEJB4iqb
15:00:09	1,399.00	633	XLON	E0IwpEJB4iqg
15:00:09	1,399.00	10	XLON	E0IwpEJB4irB
15:00:09	1,399.00	6	XLON	E0IwpEJB4irE
15:00:52	1,397.00	422	XLON	E0IwpEJB4kVY
15:00:52	1,398.00	219	XLON	E0IwpEJB4kUu
15:00:52	1,398.00	57	XLON	E0IwpEJB4kUy
15:00:52	1,398.00	162	XLON	E0IwpEJB4kV2
15:00:52	1,398.00	57	XLON	E0IwpEJB4kV4
15:00:52	1,398.00	162	XLON	E0IwpEJB4kV8
15:00:52	1,398.00	57	XLON	E0IwpEJB4kVA
15:00:52	1,398.00	106	XLON	E0IwpEJB4kVC
15:00:52	1,398.00	162	XLON	E0IwpEJB4kVJ
15:00:52	1,398.00	42	XLON	E0IwpEJB4kVL
15:00:52	1,397.00	212	CHIX	2977838331496

Indivior PLC's Legal Entity Identifier code is 213800V3NCQTY7IED471.